February 10, 2025

Christopher Knauf
Chief Financial Officer
Luvu Brands, Inc.
2745 Bankers Industrial Drive
Atlanta, GA 30360

       Re: Luvu Brands, Inc.
           Form 10-K for the Fiscal Year Ended June 30, 2024
           Filed September 30, 2024
           File No. 000-53314
Dear Christopher Knauf:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing